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                                                              OMB APPROVAL
                                                       -------------------------
                    UNITED STATES                      OMB Number:    3235-0058
         SECURITIES AND EXCHANGE COMMISSION            Expires:    May 31, 1997
               Washington, D.C. 20549                  Estimated average burden
                                                       ours per response  2.50


                      FORM 12b-25                          SEC FILE NUMBER
              NOTIFICATION OF LATE FILING                       0-16482


                                                              CUSIP NUMBER
(Check One):   [x]Form 10-K and Form 10-KSB   [ ]Form 20-F       749412
               [ ]Form 11-K   [ ]Form 10-Q    [ ]Form N-SAR

                          For Period Ended:       December 31, 1996
                                                  -----------------------
                          [   ]  Transition Report on Form 10-K
                          [   ]  Transition Report on Form 20-F
                          [   ]  Transition Report on Form 11-K
                          [   ]  Transition Report on Form 10-Q
                          [   ]  Transition Report on Form N-SAR
                          For the Transition Period Ended:______________________

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

 PART I -- REGISTRANT INFORMATION
________________________________________________________________________________

 Full Name of Registrant

      RDM Sports Group, Inc.
________________________________________________________________________________

 Former Name if Applicable

      Roadmaster Industries, Inc.
________________________________________________________________________________

 Address of Principle Executive Office (Street and Number)

      250 Spring Street, Suite 3 South, Atlanta, Georgia  30303
________________________________________________________________________________

 City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X]        (a)     The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;

[X]        (b)     The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
                   portion thereof, will be filed on or before the fifteenth
                   calendar day following the prescribed due date; or the
                   subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
                   calendar day following the prescribed due date; and

[X]        (c)     The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


         SEE ATTACHMENT A.
                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


    Charles E. Sanders                     (618)            393-2227
------------------------------------ -----------------  ------------------------
          (Name)                        (Area Code)         (Telephone Number)

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
(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).                                            [x]Yes  [ ]No

--------------------------------------------------------------------------------

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or
         portion thereof?                                                                       [x]Yes  [ ]No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         SEE ATTACHMENT A.

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                           RDM Sports Group, Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date       March 28, 1997           By         /s/  Charles E. Sanders
     ------------------------------    ----------------------------------------
                                       Charles E. Sanders, Vice President
                                       Secretary (Principal Accounting Officer)


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
          Intentional misstatements or omissions of fact constitute
              Federal Criminal Violations (See 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.



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2.       One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with
         0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).






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                                  ATTACHMENT A

         The annual report of RDM Sports Group, Inc.(f/k/a Roadmaster Industries, Inc. and hereinafter the "Company") on Form 10-K cannot be timely filed, without unreasonable effort and expense, because the Company requires additional time to properly prepare financial statements for the period due to, among other things, its recent disposition of a significant portion of its assets represented by its bicycle and snow products business. The Company represents that the reasons for its inability to timely file its Form 10-K could not be eliminated without unreasonable effort or expense.

         The Company anticipates that its net earnings for the year ended December 31, 1996, after accounting for extraordinary items, will be between $700,000 and $800,000 versus the net loss reported for the year ended December 31, 1995.



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